

January 25, 2013

Via E-mail
Stephen P. Mullery
Senior Vice President - General Counsel
Federal Agricultural Mortgage Corporation
1999 K Street, N.W., 4th Floor
Washington, D.C. 20006

> **Re:** **Federal Agricultural Mortgage Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 15, 2012**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 27, 2012**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2012**
> **Filed November 8, 2012**
> **Response dated December 31, 2012**
> **File No. 001-14951**

Dear Mr. Mullery:

We have reviewed your filings and your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosure, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 1A. Risk Factors, page 36

1.   We note your response to the first bullet of prior comment 4, including your belief that fulfilling your mission is positively correlated to providing a return on investment for

shareholders. However, we continue to believe that the two objectives have the potential to be adverse to one another. Please revise future filings to address.

Farmer Mac Guaranteed Securities . . . , page 39

2. We note your proposed disclosure in response to prior comment 6. Please also revise future filings to quantify the amount of the principal sources of funds for the payment of claims under your guarantee and purchase commitments to provide context for your disclosure that these sources of funds may be "substantially less" than aggregate contingent liabilities.

Changes in the value or composition of Farmer Mac's investment securities . . . , page 41

3. We note your proposed disclosure in response to prior comment 8. Please also revise to further explain or clarify the additional uncertainty or risk presented by certain investment securities, such as your auction rate certificates and GSE subordinate debt. For example, please address the following:

    - Further describe the effect of the absence of a well-established trading market; we note, as an example, your disclosure of auction failures for auction rate certificates on pages 91-92.

    - Explain what you mean by "market data could fail to provide actionable results."

    - Discuss your reliance on management judgment in determining the fair value of certain investment securities.

    - Quantify the difference in current market values and estimated net realizable values for auction rate certificates and GSE subordinated debt; for example, we note your disclosure of discounted carrying values and unrealized losses on auction rate securities and GSE subordinated debt on pages 92 and 125-127.

Changes in interest rates . . . , page 41

4. We note your proposed disclosure in response to prior comment 9. Please also revise future filings to address the following:

    - Disclose that changes in fair value of financial derivatives and trading assets "have historically contributed significant volatility" to your periodic earnings, as you disclose on page 58. We note your proposed disclosure that changes in the fair value of financial derivatives result in the "possibility" of volatile earnings.

- Disclose the impact of fair value changes of financial derivatives on your net income in the last three years to provide context for your disclosure of historical volatility. We note your proposed disclosure only references the net loss in 2011.

- Describe any material risks related to collateral requirements contained in your derivative contracts. We note your disclosure in Note 6 on pages 133-134.

Definitive Proxy Statement on Schedule 14A

Total Compensation Elements, page 23

5.   Please revise future filings to disclose how target values of each element of compensation compare to the market median for each named executive officer. We note your proposed disclosure in response to prior comment 21 of base salaries, target total cash compensation, and target total direct compensation "on average." We also note that you do not include a separate comparison for target bonus or target long-term incentive value. Please also identify any factors considered by your Compensation Committee when adjusting target pay levels for each element of compensation. We note that your proposed disclosure only discusses the factors considered in adjusting target total direct compensation.

Form 10-Q for Fiscal Quarter Ended September 30, 2012

Notes to Consolidated Financial Statements, page 8

(b) Allowance for Losses, page 10

6.   We note your response to prior comment 14 on your impairment measurement for collateral-dependent loans. ASC 310-10-35-22 states impairment should be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or as a practical expedient, the fair value of the collateral can be used if the loan is a collateral-dependent loan. We further note your disclosure on page 160 of the Form 10-K that impaired loans are reported at fair value less estimated cost to sell and that if a current appraisal is not available you determine the fair value based on prices for comparable properties in similar geographical areas and/or assessment through observation of such properties. Please address the following:

- Explain why you believe that the use of your internal loan classification system in conjunction with your historical loss experience is a better indication of the amount of impairment on your impaired loan portfolio than a discounted cash flow approach or the practical expedient approach described in ASC 310-10-35.

- Tell us whether you expect repayment or satisfaction of your collateral-dependent impaired loans solely based on the sale of the collateral.

- Tell us and revise your future filings to disclose how often you obtain updated third-party appraisals for your impaired collateral-dependent loans and whether an appraisal is ordered at foreclosure. Describe any adjustments you make to the appraised values, including those made as a result of an outdated appraisal.

- Tell us how you define outdated appraisals and confirm that the 59.7% of impaired loans noted in your response represents the total of impaired loans that either have no appraisal or an outdated appraisal as of September 30, 2012 on a rolling basis.

- Tell us the average lag in months between when you request an updated appraisal and receipt of that appraisal on an impaired loan.

- Explain how you monitor the valuation of the underlying collateral in between appraisal dates and tell us how you consider changes noted in your historical loss rates and internal loan classification system.

(f) Consolidation of Variable Interest Entities, page 15

7.   Your response to prior comment 15 states that the shared power over default mitigation on the underlying loans of Farmer Mac I Guaranteed Securities is the sole reason you are not the primary beneficiary of these trusts unless the shared power is with a related party. We note your disclosure beginning on page 13 of the Form 10-K that in performing your obligations related to LTSPCs and the Farmer Mac Guaranteed Securities you have the right to enforce the underlying loans and in the event of default, you have access to the underlying collateral. We further note you assume the ultimate credit risk of borrower defaults on the underlying loans and you are the "master servicer" and may assume direct servicing for defaulted loans as disclosed on page 21 of the Form 10-K. Please address the following related to your Farmer Mac I Guaranteed Securities:

- You disclose on page 14 of the Form 10-K that some LTSPCs contain risk sharing arrangements where the seller absorbs some losses incurred on the loans in the pool. Confirm that the risk sharing arrangements are still in effect when the loan is converted into Farmer Mac I Guaranteed Securities. Tell us and revise your future filings to disclose a summary of the risk sharing arrangements and the percentage of loans on balance sheet that are covered by such arrangements. Additionally, clarify whether the trusts used for the Farmer Mac I program contain a mix of loans that have risk sharing arrangements and those that do not, or whether the loans with risk sharing are segregated in separate trusts from the loans with no risk sharing arrangements.

- Tell us the impact these risk sharing arrangements have on your consolidation analysis under ASC 810 for Farmer Mac I trusts and whether there are arrangements that significantly decrease the amount of losses you could absorb on the underlying loans.

- Explain to us the difference in the Master Participation and Servicing Agreement and the Master Central Servicing Agreement and Seller/Servicer guide. In your response tell us the parties involved in each agreement and clarify when you are the "servicer" and when you are the "transferee" in each agreement.

- We note your statement in the response that the functions in the Master Central Servicing Agreement and Seller/Servicer Guide are administrative in nature and do not have a significant impact on the trust's economic performance. Explain in greater detail this statement if the activity that most significantly impacts the trust is performance of the underlying assets and the Agreement/Guide provide instructions on how a servicer should address loan delinquencies, restructuring, and other default mitigation strategies. We note from the Seller/Servicer Guide on your website that you delegate some authority in this area to the central servicer, but any action outside their authority must then be approved by you.

- Tell us how you factor into the analysis your ability to terminate the servicing relationship due to a material breach of the terms of the servicing agreement by a servicer, as noted in your response to prior comment 11, and that a central or field servicer cannot transfer their servicing rights without your approval. Refer to ASC 810-10-25-38C.

- Tell us how you consider your involvement with the design and purpose of the trust; specifically that it is designed to pass on the credit risk of the underlying loans to you, as the guarantor. In your response also address the business reasons for sharing power over default mitigation in Section 3.02 of the Master Participation and Servicing Agreement, which causes your power to be disproportionately lower than your right to receive benefits or absorb losses. Refer to ASC 810-10-25 paragraphs 38F and 38G.

- Provide further analysis as to how you concluded that the obligation to consult with the seller/servicer upon the occurrence of any default is a substantive shared power given that you are the guarantor of the securities. Specifically, discuss why you believe the seller/servicer would have any objections to your proposed course of action given that you are the guarantor and are subject to the credit risk of the loans. Tell us whether you have had any disagreements with a seller/servicer regarding the proposed course of action on a loan that is in default and discuss the nature of the disagreements. As part of your response, please tell us whether you have ever submitted a dispute to binding arbitration, and if so, the results of the arbitration. Additionally, clarify whether you believe that an arbitrator would ever not find in your interest given that you are guarantor and master servicer of the loan and thus would appear to have a stronger case in seeking the resolution that you proposed.

- Clarify whether the provision in Section 3.02 of the Master Participation and Servicing Agreement continues to apply when you purchase defaulted loans out of the pools underlying the securities.

- Explain how you determined that you do not have any implicit powers that would override the contract provisions of Section 3.02 considering the disclosures referenced above including:

    o Your right to enforce the underlying loans in the trusts and access to the underlying collateral in the event of default;

    o Your disclosure on page 70 of the Form 10-K that you purchase defaulted loans out of the loan pools underlying these securities and LTSPCs; and

    o Your role as "master servicer" for the underlying loans and the fact you may assume direct servicing for defaulted loans.

Item 2. Management's Discussion and Analysis of Financial Condition . . . , page 55

Business Volume, page 70

8.   We note your response to prior comment 19 and the reconciliation of loans on the Consolidated Balance Sheet to the Outstanding Balance of Loans table on page 71. In an effort to provide clear and transparent disclosures, please revise your future filings to disclose unamortized premiums and discounts related to your loan balance on the Consolidated Balance Sheet. Refer to ASC 835-30-45-1A. In addition, revise your future filings to include a footnote to the table on page 71 that shows which line items total the sum of loans held for sale and loans held for investment on the Consolidated Balance Sheet and total loans held for investment in consolidated trusts.

9.   We note from your response to prior comment 23 that the only difference between the amortized cost for the securities disclosed in Note 3 on page 20 and the amounts disclosed in the tabular disclosure on page 71 was the unamortized discounts and premiums. In an effort to provide clear and transparent disclosures, please revise your footnote disclosure for this table to disclose the amount of unamortized premiums and discounts excluded.

You may contact Michelle Miller at (202) 551-3368 or Lindsay McCord at (202) 551-3417 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or Michael Seaman at (202) 551-3366 with any other questions.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director